SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2007

B.V.R. SYSTEMS (1998) LTD.

(Name of Registrant)

16 HA’MELACHA STREET PARK AFEK, ROSH HA’AYIN 48091, ISRAEL

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this
Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

BVR Systems Wins Air Defence Embedded Simulator Contract
Valued at US$5.8 Million

Rosh Ha’ayin, Israel – October 2, 2007 – BVR Systems (1998) Ltd. (OTC Bulletin Board: BVRSF), today announced a contract valued at $5.8 million for the provision of an Air Defence Embedded Simulator for an international customer.

The Air Defence Embedded Simulator is an innovative live training solution, which is integrated to various Short and Medium Range Air Defense systems. The Air Defence Embedded Simulator provides a networked and distributed mission training to the air-defense operators at the field, by creating realistic battle-space conditions, which includes both live and virtual participants. The operator’s actions are monitored and they receive real time feedback on the engagement results, using BVR’s high fidelity simulation models and scenario generator.

The Air Defence Embedded Simulator is a multi-level training system, allows for training of the Air Defence forces from the operator to the battalion level in scenarios constructed from pure virtual threats through scenarios with real aircrafts fitted with The EHUD™ ACMI system up to hybrid scenarios of real and virtual threats.

BVR is the main subcontractor for the project and shall provide major components of the system. MLM, a division of IAI, which cooperates with BVR in the production of the EHUD™ ACMI systems, shall act as the prime contractor.

BVR Systems’ CEO Ilan Gilles commented “The Air Defence Embedded Simulator is an important element in the BVR product line fulfilling the BVR vision of offering its customers systems enabling large scale joint force training scenarios. The Air Defence Embedded Simulator together with The In Flight Electronic Warfare System (IFEWS) and the BVR Air Defence Simulator (ADS) enable the conduct of large scale exercises featuring anti air threats evasion operations training for the IFEWS equipped aircrafts whilst training the Air Defence forces”.

About BVR Systems
BVR Systems (1998) Ltd. is a world leader in advanced defense training and simulation systems. The Company offers highly efficient, cost-effective solutions to the simulation, training and debriefing needs of modern air, sea and ground forces.

For more information visit the Company’s web site at http://www.bvrsystems.com

Contact:
Ilan Gillies – CEO
BVR Systems (1998) Ltd.
Tel +972-3-900-8000

This press release may contain forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on the current expectations of the management of BVR only, and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: changes in technology and market requirements; decline in demand for BVR’s products; inability to timely develop and introduce new technologies, products and applications; loss of market share and pressure on pricing resulting from competition, which could cause the actual results or performance of BVR to differ materially from those contemplated in such forward-looking statements. BVR undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. For a more detailed description of the risk and uncertainties affecting BVR, reference is made to BVR’s reports filed from time to time with the Securities and Exchange Commission.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BVR SYSTEMS (1998) LTD. By: /s/ Aviv Tzidon —————————————— Aviv Tzidon Chairman of the Board of Directors

Dated: October 2, 2007